UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number:  001-38451

Zuora, Inc.
(Exact name of registrant as specified in its charter)

101 Redwood Shores Parkway
Redwood City, California 94065
(888) 976-9056
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.0001 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One (1)*

*On February 14, 2025, pursuant to the terms of that certain Agreement and Plan of Merger, dated as of October 17, 2024, by and among Zuora, Inc., a Delaware corporation (the “Company”), Zodiac Purchaser, L.L.C., a Delaware corporation (“Parent”), and Zodiac Acquisition Sub, Inc., a Delaware corporation (“Merger Sub”), Merger Sub merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent.

Pursuant to the requirements of the Securities Exchange Act of 1934, Zuora, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

ZUORA, INC.

Date: February 25, 2025	By:	/s/ Andrew M. Cohen
Name:	Andrew M. Cohen
Title:	Chief Legal Officer and Corporate Secretary

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